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                                                                     Exhibit 4.4

                                  AMENDMENT TO
                             ADFLEX SOLUTIONS, INC.
                        1994 EMPLOYEE STOCK PURCHASE PLAN

1.       Effective Date.

         The Board of Directors of ADFlex Solutions, Inc. (the "Corporation") adopted this amendment (the "Amendment") to the 1994 Employee Stock Purchase Plan (the "Plan") pursuant to resolutions as of January 23, 1997. This Amendment will be submitted for approval to a vote by the Corporation's stockholders and shall become effective as of January 23, 1997 upon approval by holders of a majority of the outstanding shares of the Corporation's common stock entitled to vote and present in person or by proxy at the 1997 annual meeting of stockholders of the Corporation to be held April 22, 1997.

2.       Stock Subject to the Plan.

         Section VI of the Plan is hereby amended by deleting paragraph A in its entirety and inserting the following paragraph therefor:

                  A. The Common Stock purchasable under the Plan shall, solely in the discretion of the Plan Administrator, be made available from either authorized but unissued shares of Common Stock or from shares of Common Stock reacquired by the Corporation, including shares of Common Stock purchased on the open market. The total number of shares which may be issued under the Plan shall not exceed 500,000 shares (subject to adjustment under Section VI.B below).

3.       Effect of Amendment.

         Except as otherwise expressly set forth in this Amendment, all of the terms and conditions of the Plan shall remain in full force and effect.